

Improve Your Life

Richard Grover – Founder/CEO

August 2017



KALiiN

Your AI Life Concierge!

By using Artificial Intelligence (AI), KALiiN actively interacts with you to help you maximize your time, experiences, and ultimately...

Improve the quality of your life.





Technology disruption



Your Life AI



***Mini* computing 1970s**

***Personal* computing 1980s**

***Desktop Internet* computing 1990s**





***Mobile Internet* computing 2000s**





***Wearable Everywhere* computing 2014+**

Hyper-Intelligent computing 2017+



Life's challenges



Your Life AI



- Increasing devices, applications and data

- Multiple information streams such as social, work and entertainment

- Pace of social and work-life interaction

- Integrating digital and non-digital interactions

- Maintaining privacy

- Business inefficiency and ineffectiveness

- Lost opportunities and revenue for companies

How KALiiN™ Works.



Your Life AI



- KALiiN examines your calendars and event systems.

- KALiiN then presents them to you in a single daily view on the Life Dashboard aka "The Wheel." The Life Dashboard provides you a single view to all that is happening in your life that day.

- KALiiN does not require you to directly share your data with other users. You enter your event search criteria and KALiiN does all the work.

- KALiiN protects your privacy as you schedule an event or activity. When you schedule the event, KALiiN privately searches the calendars of all people you have invited to the event to determine their availability. KALiiN can also interact with non-KALiiN users.

- Only the available times that meet your criteria are presented back to you, the event creator. You then select the one you want.

- All you know is that the person(s) you invited are available. NOTHING else is known about the other user's life or activities.

- KALiiN does all of this in less than five seconds.

KALiiN™'s Artificial Intelligence Value



Your Life AI



- KALiiN gives back to the average user 15 to 90 minutes everyday.
    - What would an extra hour a day be worth to you?
    - 8 hours in a week?
    - 40 hours in a month?
    - 500 hours in a year?
    - How valuable would this be to you, your contacts, your business?
- KALiiN is designed to help a business or a person to more wisely invest the most important asset they possess: **Their Time!!!**
- ***Time is more valuable than Money!***

Solving life's challenges via Artificial Intelligence



Your Life AI



- Artificial Intelligence brings "**application intelligence**" to users and businesses

- Assess, manage and optimize data beyond your own human or normal business capabilities

- Virtualize user behavior and preferences to simplify and enhance life experiences

- Visualize your multiple digital life streams

- KALiiN brings you business value efficiencies and intelligence

Meet KALiiN™, Your AI Life Concierge



Your Life AI



Hello <name>
You have tapped on my I.Q. Button.
As we get to know each other better, you can come here to increase my I.Q. and make me smarter. My I.Q. button is where you will find questions and other interesting information.
In my next release, I will actively interact with you, so we can increase my I.Q.
Soon I will be smarter...and the smarter I get, the more help I give!
69% 6:54 AM
10 JUL
MONDAY
15h 21m
AVAILABLE TIME
TIME ZONE
3 Events Today
2 Overlapped

- Unique **patent pending** AI driven application
- Uses machine learning to analyze and optimize your life and clients
- **Businesses** reach their clients in new ways
- Knows you, your social and work life preferences
- Integrates your digital life (data) streams
- Coordinates personal and work event management and experiences (maximizes time)
- Respects and protects user privacy

KALiiN™ Improves your life.

Your Life AI

KALiiN business opportunity









6.1+B
By 2020

Global Smart Phones Users

Total Market

Est. Global Application Spend: $189B

257M

By 2020

US Smart Phone Users

Serviceable Market

Est. US Application Spend: $75B

9M

By 2020

KALiiN Users

2.5% share of US market

Est. KALiiN Revenue: $69M

Key vertical markets



Your Life AI

Retail/Hospitality



Education





Healthcare/Wellness



Media and eSports

KALiiN vertical / **industry customization** opportunities:

- API Scheduling integration
- User community app engagement
- Industry compliance e.g. *HIPAA*
- **Private Labelling** / Custom Themes
- Marketing Data
- Back-end integration via APIs
- **Healthcare and Education focus**
- **Business efficiencies and revenue**

Delivering **business** and **user** value



Your Life AI

Consumers



- Event app integration (IOS, Android)
- Device agnostic and secure
- AI learning, personalization
- Privacy controlled by users

Businesses



- Innovative customer engagement
- E-commerce
- Industry customization
- Business Optimization

Advertisers / Sponsors



- Innovative ad platform - better 'ROI'
- Targeted profiling data
- Push revelant information
- Enhanced user engagement

How does KALiiN deliver value



Your Life AI

Consumers



Businesses



Advertisers / Sponsors



EXP

- **KALiiN is both an app and an AI Platform.** This approach allows KALiiN to function as a consumer facing application, and with its powerful back-end AI platform, KALiiN can revolutionize how companies manage key segments of their business. **For consumers,** KALiiN is an out-of-the-box feature rich consumer application. **For businesses**, we provide *Private Labeling* and *Open Integration* to suit different business requirements. KALiiN's *Private Label* is offered in the Cloud or in customer Data Centers. *Private Labeling* allows quick launch under the company's own brands. ***Open Integration*** **via APIs enables our business customers to integrate KALiiN's back-end features and functionality with their other enterprise applications to address various internal and external user needs and perform critical tasks.**

How does KALiiN work?



Your Life AI

- Activities / Actions
- Events / Schedules
- Habits
- Digital Interactions
- Profiled Suggestions
- User Security and Privacy

- Secure API Engine
- Application Integration
- Diverse Data Management Platform
- Data Security and Privacy

Schedule Application (Patent Pending)
Services & Advertising Ecosystem
Digital Life Integration
KALiiN's "IQ" Engine
22 DEC
WEDNESDAY
03h 15m
AVAILABLE TIME
Morning Jogging
No Location
None Invited
Tapptitude Meeting
Tapptitude Office
3 Attending
Movie
Cinema City, Cluj-Napoca
None Invited
Suggested Event



- Third Party Services Ecosystem
- Data Monetization
- Native Behavioral Advertising Platform
- User Value Engagement
- "KALiiN Konnect"

- Unique Digital Profiling
- User "IQ Modelling"
- Big Data Sets
- Predictive and Contextual
- User Preferences

The KALiiN business model





- A platform driven economic model (PaaS)

- Users access KALiiN's unique application and **patent pending** UI (for free)

- An open API services platform enables user engagement & monetization *(C2C, C2B, B2C, B2B)*

- KALiiN's digital technology AI delivers unique user profiling and targeting relevance

- **Business Private Label**: Healthcare, Education, others

- Service providers (institutions, retailers, marketers) interact with customers via KALiiN

- KALiiN generates revenue through platform engagement across the 'ecosystem' – "KALiiN Konnect"

Paths to Revenue: Business and Consumer











Your Life AI

- Subscription / Affiliate licensing
- Gamification features
- Preferences

- E-commerce / Sponsor APIs
- **Private Labelling**
- Loyalty programs
- Data intelligence services

EXPRESS
EXP

- Native Behavioral Advertising
- Push-Pull feature advertising
- Click-to-cash streams

Custom Themes

- User customization
- **Vertical / Industry customization**
- Application integration

Competitive landscape





KALiiN differentiators:

- Is an open API ecosystem

- Is a universal personal AI platform

- Is device agnostic

- Seamlessly integrates cross-platforms

- Respects user privacy – no spying

- Manages data streams securely

Key milestones



Your Life AI



22 DEC
WEDNESDAY
03h 15m
AVAILABLE TIME
Morning Jogging
No Location
None Invited
Tapptitude Meeting
Tapptitude Office
3 Attending
Movie
Cinema City, Cluj-Napoca
None Invited
Suggested Event

- Early Stage Investment 1H 2016
- Pilot Launch Sep-16
- Release v2.2 Jan-17
- Release v2.5 July-17
- Release v2.7 Sep-17
- Release v2.8 Oct-17
- Execute Aha.io Plan v3.x Q1-18
- 100K users on platform Q2-18
- Cash Flow Positive Q1-19

Strategy



Your Life AI

Staging

Speed, timing and execution

- Embed early adopters: Patent Pending AI; user preferences (0-6m)
- Entice pragmatic customers: Private-label features (6-12m)
- KALiiN Native Behavioral Advertising; Data platform (12+m)

Differentiators

Our unfair advantage

- **Patent pending** AI
- User digital IQ
- Gamification attributes
- KALiiN Native Behavioral Advertising

Business Development

Who will we sell to and how

- Key ‘scale’ partnership (0-6m)
- Industry co—creation / Private-label (6-12m)
- Scale sales engine; Market expansion (12m+)

KALiiN team



Your Life AI

Richard Grover
Founder / CEO

Francis Yip
Chairperson
Advisory Board

Jeff Morris
Database Systems

Adam Howard
Copywriter/ Gaming
Social Media

Lisa Terry
Bus/Dev Advisor

Luis Alvares
UI/UX

Cesar Laser
Composer / Marketing
Video / Voice

Fred Holdsworth
Financial Advisor

Will Hempworth
Accounting

Lisa Terry
USA

Phyllis Ho
Asia

Aubrie Wagaman
USA

Carly Ho
USA

Advisory Board
Greg Burk
Dr. Lory Molesky
Joe Roberts
Ming Tang
Brad Wagaman
John Gibson
Mariana Danilovic
Bruce Cameron
Francis Yip
Deborah Moses
J. Todd Stuchlik

App Dev
Gabriel Dombri
Lucian Cocan
Adrian Olariu
Bogdan Gavrilescu
Kim Velker
Ionut Costin
Corina Crismariu
Marius Mihu

Summary: The KALiiN Opportunity



Your Life AI



Suggest Times
Name of the event
30 min
1 hour
11:00 AM - 12:00 AM
Location
People
22 DEC
WEDNESDAY
03h 15m
AVAILABLE TIME
Morning Jogging
No Location
None Invited
Movie
None Invited
10 Events Today
2 Overlapped

- Personal lifestyle application / platform utilizing AI & Machine Learning
- Personalized Private Labeling for Businesses and Consumers
- An e-commerce platform eco-system delivering multi-channel user engagement
- Experienced management team
- Patent Pending & partner interest
- Multiple sources of revenue
- Hyper-intelligent computing disruption
- Committed to user privacy
- Application release schedule: 2.5 to 4.2

Thank you.

KALiiN

Your AI Life Concierge!

Contact: Richard Grover

m: +1 615 517 4517
o: +1 901 820 4413
e: richard.grover@VaranIDEA.com

